UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

ABSTRACT OF RELEVANT PART OF EDENOR S.A’S BOARD OF DIRECTORS´MEETING MINUTES No.380

MINUTES No. 380:  In the City of Buenos Aires, on March 7, 2014, at 12:00 a.m., the undersigning Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”), to wit Ricardo Torres, Marcelo Mindlin, Gustavo Mariani, Edgardo Volosin, Pablo Díaz, Eduardo Llanos, Maximiliano Fernández, Victoria Von Storch, Eduardo Setti and Eduardo Endeiza held a meeting at the corporate head office. Mr. José Daniel Abelovich, Mr. Jorge Pardo and Mr. Damián Burgio attended the meeting, representing the Supervisory Committee. Furthermore, Mr. Jaime Barba, in charge of the Board's Secretary and in his capacity as the Company’s Legal Affairs Director attended the meeting and Mr. Leandro Montero, Director of Finance and Control of the Company, attended the meeting as advisor. The meeting was chaired by the Chairman, Ricardo Torres, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors FIRST  ITEM of the Agenda duly informed: (…)

Thereafter, the THIRD ITEM of the Agenda was submitted to consideration: 3)  Consideration of the Annual Report, General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, Supplemental Documents, Informative Report, Information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certifying Accountant and the Supervisory Committee and allocation of profits, for the fiscal year ended December 31, 2013. The Chairman informed that the Meeting should consider the financial statements and other documents for the fiscal year ended December 31, 2013, and stated all attendees were aware of all such documents as they were handed over to them in advance to the Meeting. He further informed that the Company’s Audit Committee had prepared its annual report and timely submitted the working plan for the current year. Such report briefly informed on the actions taken by the Audit Committee in relation to its duties, tasks and results, all evidenced in the Audit Committee’s Report for the fiscal year ended December 31, 2013 and approved by the Audit Committee on the date hereof, generally concluding that the Audit Committee was not aware of any relevant remark it should make in relation to the matters under its scope of action, neither did it have any remarks to make in relation to the accounting documents to be approved by the Board of Directors at that meeting. Thereafter, the Chairman moved all Directors to consider the Annual Report, the Inventory, Consolidated and Basic Financial Statements, Notes thereto, and Informative Review of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR), for the fiscal year ended December 31, 2013. (…) The Chairman stated that, based on the foregoing and as documents were timely distributed and analysed, in his opinion the documents submitted to the Board of Directors’ consideration under this item should be approved. Thereafter, following a discussion, the Board of Directors, with unanimous eligible votes and with Directors Von Storch’s, Setti’s and Endeiza’s vote abstention, RESOLVED TO: (i) Consider all issues informed and approve the accounting documents submitted to its consideration under this item of the Agenda, but not to authorize its transcription to those minutes as it was already transcribed to the Inventory and Balance Sheet Book, except for the Annual Report and its Schedule I (Corporate Governance Report, CNV GG 606). Thereafter, the Annual Report and its Schedule I (Corporate Governance Report, CNV GR 606/12) were transcribed: 2013  ANNUAL REPORT (…). (ii) In accordance with the resolutions above, it was unanimously RESOLVED to authorize either the Chairman or Vice-Chairman to sign, on behalf of the Company, the Annual Report, Financial Statements and other related documents previously approved as well as to make any filings and perform any  acts as may be required by the relevant authorities. (…)

There being no further issues to transact, the meeting was adjourned at 01:15 pm, after the Meeting’s Minutes were read and approved by attending and undersigning Directors and Syndics.-

Ricardo Torres	Marcelo Mindlin	Edgardo Volosín
Gustavo Mariani	Pablo Díaz	Maximiliano Fernández
Eduardo Llanos	Victoria Von Storch	Eduardo Setti
Eduardo Endeiza	Daniel Abelovich	Jorge Pardo
Damián Burgio

Ricardo A. Torres Board of Directors’ Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 21, 2014